Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-254500

March 2, 2022

Crown Castle International Corp.

$750,000,000 2.900% Senior Notes due 2027

March 2, 2022

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated March 2, 2022, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 19, 2021 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle International Corp.
Security Description:	2.900% Senior Notes due 2027 (the “Notes”)
Ratings (Moody’s / S&P / Fitch)*:	Baa3 (stable) / BBB- (stable) / BBB+ (stable)
Distribution:	SEC-registered
Aggregate Principal Amount:	$750,000,000
Gross Proceeds:	$748,185,000
Maturity Date:	March 15, 2027
Coupon:	2.900%
Benchmark Treasury:	1.875% due February 28, 2027
Benchmark Treasury Price and Yield:	100-18 3⁄4 ; 1.752%
Spread to Benchmark Treasury:	T + 120 basis points
Price to Public:	99.758% of principal amount
Yield to Maturity:	2.952%
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2022
Record Dates:	March 1 and September 1

Make-Whole Call:	Prior to February 15, 2027 (1 month prior to the maturity date of the Notes), at greater of par and make-whole at discount rate of Treasury plus 20 basis points
Par Call:	At any time on or after February 15, 2027 (1 month prior to the maturity date of the Notes)
Trade Date:	March 2, 2022
Settlement Date:	March 4, 2022 (T+2)
Use of Proceeds:

We expect to receive net proceeds of approximately $740.7 million from the sale of the Notes to the underwriters, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from the offering to repay a portion of the outstanding indebtedness under the CP Program and pay related fees and expenses. Amounts repaid under such program may be reborrowed in connection with redeeming or repaying other outstanding indebtedness in the near term.

CUSIP:	22822V AZ4
ISIN:	US22822VAZ40
Denominations/Multiple:	$2,000 x $1,000
Joint Book-Running Managers:

BofA Securities, Inc.

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Fifth Third Securities, Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Co-Managers:	Citizens Capital Markets, Inc. Huntington Securities, Inc. U.S. Bancorp Investments, Inc.

Update to Preliminary Prospectus Supplement

The reference to December 31, 2020 on page S-42 is revised to refer to December 31, 2021.

*

A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. (toll free) at (646) 855-5958, Deutsche Bank Securities Inc. (toll free) at (646) 374-1071, Mizuho Securities USA LLC (toll free) at (866) 271-7403, SMBC Nikko Securities America, Inc. (toll free) at (888) 868-6856 and TD Securities (USA) LLC at (855) 495-9846.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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